

March 28, 2022

Anthony M. D'Iorio
Secretary
Crane Co /DE/
100 First Stamford Place
Stamford, CT 06902

> **Re: Crane Co /DE/**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 28, 2022**
> **Form 8-K Furnished January 24, 2022**
> **File No. 001-01657**

Dear Mr. D'Iorio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results from Continuing Operations, page 20

1. We note that your discussion of fluctuations at both the consolidated and segment levels focuses on sales and operating profit. Pursuant to SEC Release No. 33-10890 and Item 303(b)(2)of Regulation S-K, please revise future filings to discuss the underlying reasons for material changes in quantitative and qualitative terms in all situations in which one or more line items in the financial statements reflect material changes from period to period, including those in which material changes within a line item offset one another. For example, given this and the significance of cost of sales, please revise future filings to separately quantify and discuss factors responsible for changes in the levels of cost of sales . Please provide us with an example of your disclosure to be included in future filings based on current data.

In this regard, also disclose any known events that are reasonably likely to cause a material change in the relationship between costs and revenues. Also refer to the aforementioned Release for guidance on establishing the "reasonably likely" threshold.

Capital Structure, page 28

2. We note your disclosure on page 28 of net debt which is identified in footnote (a) as a Non-GAAP financial measure. We also note that the table presents net capitalization which is the sum of net debt and equity, which appears to be a GAAP measure from the historical financial statements. In light of the fact that net capitalization also appears to represent a Non-GAAP financial measure, please revise footnote (a) to characterize net capitalization as a non-GAAP financial measure and to include the disclosures required by Item 10(e) of Regulation S-K as they also apply to net capitalization.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Outlook-Continuing Operations, page 30

3. As mentioned in your January 22, 2022 earnings call, you are faced with potential volatility for factors that are outside your control. Please consider revising this Outlook section that is mainly focused on the revenue side, to incorporate disclosures of material items that may affect cost line items or the relationship between costs and revenues, as it would provide more balanced information for an investor's understanding of the outlook through the eyes of management.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies, page 31

4. Pursuant to SEC Release No. 33-10890, please revise for each critical accounting estimate (CAE), as defined in Item 303(b)(3) of Regulation S-K, to clearly discuss why the CAE is subject to uncertainty, and to the extent the information is material and reasonably available, (2) how much the CAE or assumption (or both) has changed during the relevant period, and (3) the sensitivity of reported amounts to the methods, assumptions, and estimates underlying the CAE's calculation. Please address any material changes or contracts such as the military contract to upgrade brake controls on the U.S Air Force's fleet of F-16s which you describe in the January 22, 2022 Earnings Call as "the largest potential platform based on number of aircraft in service", that may significantly affect any estimates. When revising, note that Instruction 3 to Item 303(b) states that disclosure of CAEs should "supplement, but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements."   Please provide us with an example of your disclosure to be included in future filings based on current information and estimates.

General

5. Please be advised that we will not accelerate effectiveness of the Form S-4 until you have cleared all outstanding comments, including comments to your Form 10-K in this letter, and all corresponding changes that ensue from the 10-K review are made in the S-4, as applicable.

Form 8-K furnished January 24, 2022

Exhibit 99.1 Earnings Release, page 16

6. We note that you have included disclosure at the bottom of the last page of the earnings release which indicates that "management believes that non-GAAP financial measures which exclude certain non-recurring items present additional useful comparisons between current results and results in prior operating periods. Specifically, management believes that, when considered together with reported amounts, these non-GAAP measures are useful to investors and management in understanding ongoing operations and by providing a clearer view of the underlying trends of the business." Please revise your disclosure to include a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations for each identified Non-GAAP financial measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at (202) 551-6001 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ann Beth Stebbins